07026676

Reliance
Industries Limited

RECEIVED
2007 SEP 14 A 9:13

September 05, 2007

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.82-3300

Securities Exchange Commission

Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 36	September 05, 2007	Intimating that certified copies of the Orders of the Hon'ble High Court of Gujarat at Ahmedabad and the Hon'ble High Court of Judicature at Bombay, sanctioning the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited ("IPCL) with Reliance Industries Limited (the "Company") have been filed electronically with the respective Registrars of Companies and thus IPCL has been amalgamated with the Company effective September 05, 2007.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl : a/a

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

JW 9/19

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

September 5, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Amalgamation of Indian Petrochemicals Corporation Limited with the Company

This is further to our letter dated September 3, 2007, on the subject.

The certified copies of the Orders of the Hon'ble High Court of Gujarat at Ahmedabad and the Hon'ble High Court of Judicature at Bombay, sanctioning the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited ("IPCL") with Reliance Industries Limited (the "Company") (the "Scheme") from 1st April 2006 ("Appointed Date"), have been filed electronically with the respective Registrars of Companies today.

With this, the Scheme has become effective today, i.e., September 5, 2007 and accordingly IPCL has been amalgamated with the Company.

You are requested to inform your members appropriately.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Copy to:
The Luxembourg Stock Exchange
Central Depository Services (India) Limited
National Securities Depository Limited

END